PACIFIC INTERNET LIMITED
(Company Registration No. 199502086C)
(Incorporated in the Republic of Singapore)

RESULTS OF ELEVENTH ANNUAL GENERAL MEETING HELD ON JUNE 30, 2006 (“11th AGM”)

Pacific Internet Limited (the “Company”) is pleased to inform that all of its resolutions set out in the Company’s Notice of 11th AGM dated May 30, 2006 were duly passed by its shareholders at its 11th AGM.